                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  DiMark, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57166010
                      -------------------------------------
                                 (CUSIP Number)

                               Lesley A. Bachman
                               The DiMark Center
                           2050 Cabot Boulevard West
                         Langhorne, Pennsylvania  19047
                                 (215) 750-6660
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 4, 1996
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------------          -----------------------------------
 CUSIP NO. 416196 10 3                                  PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON


       Harte-Hanks Communications, Inc.   I.R.S. No. 74-1677284
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                 WC

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  Not applicable.

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
      SHARES             -0-
                  --------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
       EACH              2,597,377
                  --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,597,377

--------------------------------------------------------------------------------
  12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 CO


--------------------------------------------------------------------------------

ITEM 1.          SECURITY AND ISSUER

                 The class of securities to which this statement relates is the common stock, no par value (the "Common Stock") of DiMark, Inc., a New Jersey corporation (the "Issuer"), the principal executive offices of which are located at 2050 Cabot Boulevard West, Langhorne, Pennsylvania 19047.

ITEM 2.          IDENTITY AND BACKGROUND

                 (a)-(c) and (f) This statement is filed on behalf of the reporting person, Harte-Hanks Communications, Inc. ("Harte-Hanks"), a Texas corporation, whose principal business and executive offices are located at 200 Concord Plaza, Suite 800, San Antonio, Texas 78216. The four principal businesses of Harte-Hanks are direct marketing, shoppers, newspapers and television. The following information is provided with respect to all executive officers, directors and controlling persons of Harte-Hanks, all of whom are citizens of or domiciled in the United States:

                               PRINCIPAL                                BUSINESS            POSITION WITH
            NAME               OCCUPATION          EMPLOYER             ADDRESS           REPORTING PERSON
            ----               ----------          --------             -------           ----------------
      Dr. Peter T. Flawn      President         Univ.  of Texas at   P.O. Box 269          Director
                              Emeritus          Austin               San Antonio, TX
                                                                     78291-0269


      Larry Franklin          President and     Harte-Hanks          P.O. Box 269          President, Chief
                              Chief Executive                        San Antonio, TX       Executive Officer
                              Officer                                78291-0269

      Christopher M. Harte    Private           N/A                  P.O. Box 17424        Director
                              Investor                               San Antonio, TX
                                                                     78217-0424

      Edward H. Harte         Retired           N/A                  P.O. Box 17424        Director
                                                                     San Antonio, TX
                                                                     78217-0424


      Houston H. Harte        Chairman, Board   Harte-Hanks          P.O. Box 17424        Director
                              of Directors                           San Antonio, TX
                                                                     78217-0424

      James L. Johnson        Chairman          GTE Corporation      P.O. Box 269          Director
                              Emeritus                               San Antonio, TX
                                                                     78291-0269


      Andrew B. Shelton       Retired           N/A                  P.O. Box 2791         Director
                                                                     Abilene, Texas
                                                                     79604-2791

      David L. Copeland       Investment        SIPCO, Inc.          1052 North Fifth      Director
                                                                     Street
                                                                     Suite 101
                                                                     Abilene, Texas
                                                                     79601

      Richard M. Hochhauser   Direct            Harte-Hanks          P.O. Box 269          Executive Vice
                              Marketing                              San Antonio, Texas    President,
                                                                     78291-8269            Director


      Harry J. Buckel         Shoppers          Harte-Hanks          P.O. Box 269          Senior Vice
                                                                     San Antonio, Texas    President
                                                                     78291-8269




          Michael J. Conly        Television        Harte-Hanks          P.O. Box 269          Senior Vice
                                                                         San Antonio, Texas    President
                                                                         78291-8269

          Donald R. Crews         Attorney          Harte-Hanks          P.O. Box 269          Senior Vice
                                                                         San Antonio, Texas    President
                                                                         78291-8269


          Richard L. Ritchie      Accountant        Harte-Hanks          P.O. Box 269          Senior Vice
                                                                         San Antonio, Texas    President
                                                                         78291-8269

          Stephen W. Sullivan     Newspapers        Harte-Hanks          P.O. Box 269          Senior Vice
                                                                         San Antonio, Texas    President
                                                                         78291-8269

                 (d)      None.

                 (e)      None.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Not Applicable.

ITEM 4.          PURPOSE OF TRANSACTION

                 Pursuant to Irrevocable Proxies dated February 4, 1996 by and between Harte-Hanks Communications, Inc. ("Harte-Hanks") and Thomas
         E. Garvey, Michael L. Wert, and Stephen C. Marcus, Harte-Hanks has received irrevocable proxies from the holders of 2,597,377 shares of the Issuer's Common Stock, representing 28.2% of the outstanding shares of the Common Stock. These proxies entitle Harte-Hankes to vote the shares covered by such proxies in favor of the Merger (as defined below) or issues that may affect the consumation of the Merger. The record holders Messrs. Garvey, Wert and Marcus retain voting power with respect to other issues not relating to the Merger and retain sole dispositive power.

         (a)-(b) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated February 4, 1996 between Harte-Hanks, HHD Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Harte-Hanks ("Newco"), and the Issuer, Newco will merge with and into the Issuer (the "Merger") and each outstanding share of the Common Stock will be converted into .656 of a share of Harte-Hanks common stock, par value $1.00 per share (the "Harte-Hanks Common Stock").

         (d) Pursuant to the Merger Agreement, the directors of Newco immediately prior to the Merger will become the directors of the surviving corporation immediately after the Merger. The officers of the Issuer immediately prior to the Merger will become the officers of the surviving corporation immediately after the Merger.

         (h) As a consequence of the Merger, the Issuer will cause its Common Stock to be delisted from the American Stock Exchange.





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
         (i) As a consequence of the Merger, the Issuer will terminate the registration of its securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                 Harte-Hanks has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(c),
         (e)-(g), (j).

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (a) Harte-Hanks beneficially owns 2,597,377 shares of the Common Stock, which represents approximately 28.2% of the outstanding the Issuer Common Stock.

         (b) Harte-Hanks has shared voting power with respect to the 2,597,377 shares of the Issuer Common Stock it beneficially owns.

         (c)     None.

         (d)     None.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 On February 4, 1996, Thomas E. Garvey, Michael L. Wert, and Stephen C. Marcus each executed irrevocable proxies in favor of Harte-Hanks with respect to their 2,597,377 shares representing 28.2% of the outstanding shares of the Common Stock.

                 Attached as Exhibits 99(a)-(d) to this Schedule 13D are copies of each of the Irrevocable Proxies dated February 4, 1996, in favor of Harte-Hanks by Thomas E. Garvey, Michael L. Wert, and Stephen C. Marcus, individually and as Trustee for the Marcus Family Foundation.

                 Attached as Exhibit 99(e) to this Schedule 13D is a copy of the Agreement and Plan of Merger dated February 4, 1996, by and between Harte-Hanks, Newco and the Issuer, pursuant to which the Issuer will become a wholly-owned subsidiary of Harte-Hanks.

                 To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.





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
ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         (a) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Thomas E. Garvey.

         (b) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Michael L. Wert.

         (c) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Stephen C. Marcus.

         (d) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Stephen C. Marcus, as Trustee for the Marcus Family Foundation.

         (e) Merger Agreement by and between Harte-Hanks, Newco and the Issuer.





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
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 12, 1996                  HARTE-HANKS, INC.



                                               By:  /s/  Donald R. Crews
                                                    ----------------------------
                                                    Donald R. Crews
                                                    Senior Vice President





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
                                 EXHIBIT INDEX

                                  Description

99(a) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Thomas E. Garvey.

99(b) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Michael L. Wert.

99(c) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Stephen C. Marcus.

99(d) Irrevocable Proxy dated February 4, 1996, in favor of Harte-Hanks by Stephen C. Marcus, as Trustee for the Marcus Family Foundation.

99(e) Merger Agreement dated February 4, 1996 by and between Harte-Hanks, Newco, and the Issuer.





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